SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
PROFIRE ENERGY, INC.
(Name of Subject Company)
PROFIRE ENERGY, INC.
(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
74316X101
(CUSIP Number of Class of Securities)
Ryan W. Oviatt
Co-Chief Executive Officer and Chief Financial Officer
ProFire Energy, Inc.
321 South 1250 West, Suite 1
Lindon, Utah 84042
(801) 796-5127
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to
Ryan H. Ferris
Bruce F. Perce
Mayer Brown LLP
71 S. Wacker Drive
Chicago, Illinois 60606
(312) 782-0600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “tender offer”) by Combustion Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of CECO Environmental Corp., a Delaware corporation (“Parent”), for all of the outstanding common stock of Profire Energy, Inc., a Nevada corporation (“PFIE”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 28, 2024 (the “Merger Agreement”), among Parent, Merger Sub and PFIE.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by the Company on October 29, 2024 (including all exhibits attached thereto) is hereby incorporated by reference.

In addition, on October 29, 2024, Ryan Oviatt, Co-Chief Executive Officer and Chief Financial Officer of PFIE, and Cameron Tidball, Co-Chief Executive Officer of PFIE, delivered the electronic communication attached hereto as Exhibit 99.1 to PFIE’s employees.
The tender offer for the outstanding shares of common stock of PFIE has not yet commenced. Each communication filed herewith is for informational purposes only and is neither a solicitation of an offer to sell shares of PFIE common stock, nor a recommendation with respect to the tender offer, nor is it a substitute for the tender offer materials that Merger Sub will file with the SEC upon commencement of the tender offer or a solicitation/recommendation statement on Schedule 14D-9 that PFIE will file with the SEC with respect to the tender offer.
THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY PFIE’S SHAREHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.
Both the tender offer statement and the solicitation/recommendation statement will be mailed to PFIE’s shareholders free of charge. A free copy of the solicitation/recommendation statement will also be made available to all shareholders of PFIE by contacting investor relations at shooser@threepa.com. In addition, the tender offer statement, the related letter of transmittal and certain other tender offer documents and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available for free at www.sec.gov, upon filing with the SEC. In addition to these documents, PFIE files annual, quarterly and current reports and other information with the SEC, which are also available for free at www.sec.gov. In addition, the solicitation/recommendation statement and the other documents filed by PFIE with the SEC will be available for free at https://ir.profireenergy.com/sec-filings.
PFIE’S SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENTCAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF PFIE COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES PURSUANT TO THE TENDER OFFER.
Cautionary Notes Regarding Forward Looking Statements
Certain statements in this communication, including, without limitation, statements regarding the proposed transaction, plans and objectives, and management’s beliefs, expectations or opinions, may contain forward-looking information. Such forward-looking statements relate to future, not past, events and often address expected future actions and expected future business and financial performance. Forward-looking statements may be identified by the use of words such as “believe,” “will,” “should,” “estimate,” “anticipate,” “potential,” “expect,” “intend,”

“plan,” “may,” “subject to,” “continue,” “if” and similar words and phrases. These forward-looking statements are not guarantees of future events and involve risks, uncertainties and assumptions that are difficult to predict.
Actual results, developments and business decisions may differ materially from those expressed or implied in any forward-looking statements as a result of numerous factors, risks and uncertainties over which Parent, Merger Sub and PFIE have no control. These factors, risks and uncertainties include, but are not limited to, the following: (1) the conditions to the completion of the proposed transaction may not be satisfied, including uncertainties as to how many of PFIE’s shareholders will tender their shares in the tender offer and the possibility that if the transaction does not close by March 31, 2025 the Merger Agreement may be terminated; (2) the parties’ ability to complete the proposed transaction contemplated by the Merger Agreement in the anticipated timeframe or at all; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement between the parties to the proposed transaction; (4) the effect of the announcement or pendency of the proposed transaction on business relationships, operating results, and business generally; (5) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee retention as a result of the proposed transaction; (6) risks related to diverting management’s attention from ongoing business operations; (7) the outcome of any legal proceedings that may be instituted related to the proposed transaction or the Merger Agreement between the parties to the proposed transaction; (8) the amount of the costs, fees, expenses and other charges related to the proposed transaction; (9) general economic conditions, particularly those in the oil and gas industry; (10) stock trading prices, including the impact of the proposed transaction on PFIE’s stock price and the corresponding impact that failure to close the proposed transaction would be expected to have on PFIE’s stock price; (11) the participation of third parties in the consummation of the proposed transaction; and (12) other factors discussed from time to time in the reports of PFIE filed with the SEC, including the risks and uncertainties contained in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PFIE’s most recent Annual Report on Form 10-K, as filed with the SEC on March 13, 2024, and related sections in PFIE’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are available free of charge at http://www.sec.gov or under the “Investors Relations” section of PFIE’s website at https://ir.profireenergy.com/sec-filings.
Forward-looking statements reflect the views and assumptions of management as of the date of this communication with respect to future events. PFIE does not undertake, and hereby disclaims, any obligation, unless required to do so by applicable laws, to update any forward-looking statements as a result of new information, future events or other factors. The inclusion of any statement in this communication does not constitute an admission by PFIE or any other person that the events or circumstances described in such statement are material.

Exhibit Index

Exhibit No.	Description

99.1	Employee Email, delivered on October 29, 2024.